Notice of Exempt Solicitation

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Katie Carter, Presbyterian Church (U.S.A.)

ADDRESS OF PERSON RELYING ON EXEMPTION: 100 Witherspoon St., Louisville, KY, 40202

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934.

1 Katie Carter Director of Faith - Based Investing and Shareholder Engagement Presbyterian Church (U.S.A.) Data Center Energy Use and GHG Emissions The Business Case: Tech sector greenhouse gas emissions are expanding dramatically due to a boom in artificial intelligence and data centers. Powering expanded data center operations requires signiﬁcant amounts of electricity, which is driving an expansion of fossil - fuel infrastructure along with a delay in coal plant closures. Long - term value may be at risk if tech companies cannot secure su ﬃ cient clean energy to support their growth trajectories and avoid mounting pressures associated with bringing more fossil - fuel - based energy emissions to local communities. Companies : » Alphabet, Meta